SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 27, 2025.

To

Securities and Exchange Commission of Brazil (CVM)

Att.:        Superintendent of Company Relations - SEP

Ref.: Request for clarification regarding news – CVM Process No. 19957.010757/2025-05

Dear Sirs,

We refer to Official Letter No. 187/2025/CVM/SEP/GEA-1 ("Official Letter"), dated August 26, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Mr. Director,

1. We refer to the news published today in O Globo Online, Economy section, under the title: “Braskem: Tanure’s withdrawal leaves the company’s future undefined once again. Understand,” which contains the following statements:

Braskem’s future remains one more undefined. With the exit of the fund linked to businessman Nelson Tanure from negotiations to take control of the petrochemical giant, the asset manager IG4, specialized in corporate restructuring, is now trying to gain ground in the negotiations for control of the petrochemical company, drafting a new proposal with creditor banks and shareholders.

[...]

According to sources, businessman Nelson Tanure, who had hired Rothschild, left the deal after a 90-day exclusivity period in negotiations through Petroquímica Verde Investment Fund.

[...]

Now, the strategy is for the banks, which hold Braskem shares as collateral due to Novonor’s judicial reorganization, to become shareholders of the company through a fund that will be managed by IG4. In practice, sources explain, they would take control of Braskem, which would be restructured by the asset manager.

2. In view of the above, we require you to clarify whether the news is true and, if so, explain the reasons why it was understood that it is not a Material Fact, in addition to commenting on other information considered important on the matter.”

In this regard, Braskem highlights that it disclosed, on August 22, 2025, a Material Fact regarding the process of divestment of Novonor – Under Judicial Recovery ("Novonor") in the Company, in which it communicated the receipt of information sent by Novonor S.A. – Under Judicial Recovery, as follows:

1

Dear Sirs: We refer to the proposal received from Petroquímica Verde Fundo de Investimentos (“Fund”) on May 23, 2025 (“Proposal”), to inform you that, notwithstanding the expiration of the 90-day exclusivity period for negotiating the terms and conditions of said Proposal, Novonor remains in discussions with the Fund regarding the divestment of its stake. We remain at your disposal.”

Additionally, after the disclosure of the Material Fact, due to news published in the media about an alleged exclusivity agreement signed between Novonor’s creditor banks and asset manager IG4, the Company questioned Novonor, on August 24, 2025, about the existence of any new facts or whether the subject of such news would alter what was disclosed by Braskem in the Material Fact of August 22, 2025. Novonor responded that there were no new material facts to be reported or that would modify the terms of the communication addressed to Braskem on August 22, 2025 (and disclosed through the mentioned Material Fact), which is why no additional disclosure on this matter was made by the Company.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, August 27, 2025.

Felipe Montoro Jens
Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.